EXHIBIT 1

For Immediate Release Tuesday, May 6, 2008

Discovery Group Urges Spanish Broadcasting System Stockholders To Withhold Their Vote For All Director Nominees At 2008 Annual Meeting

Large Investor Cites History Of Mismanagement, Excessive Compensation And Impotent Corporate Governance

Chicago, IL – One of the largest stockholders in Spanish Broadcasting System Inc. (OTC: SBSA), Discovery Group announced that it would withhold its votes for the reelection of the Company’s directors at its annual meeting on June 3, 2008.  In a letter to all stockholders, a copy of which is being filed with the Securities and Exchange Commission, Discovery urged other investors to join its effort to put the Board of Directors on notice that the status quo of mismanagement, poor operating performance, excessive executive compensation and weak governance is not acceptable.  Discovery owns 9.8% of the Company’s Class A common stock.

“The Spanish Broadcasting directors need to ask themselves whether they are honestly and rigorously carrying out their stewardship responsibilities,” said Daniel J. Donoghue, Managing Partner at Discovery.  Since becoming a public company, Spanish Broadcasting has generated net losses of $152.9 million to common stockholders but paid $17.6 million in salary, bonuses and perks to Mr. Raul Alarcon, Chairman, Chief Executive Officer, and President, who is also the Company’s controlling shareholder.  Meanwhile the stock price has plummeted from a high point of $40 that it reached shortly after the public offering to $1.65 on April 30, 2008.

Discovery’s actions come after months of attempted communication with the Board of Directors of Spanish Broadcasting.  Discovery sent a letter to the Board in February 2008 expressing its concerns regarding the mismanagement of the company, the loss of management’s credibility with Wall Street, and the steady destruction of shareholder value.  Discovery recommended that the Board establish a Special Committee to hire an investment bank to pursue three specific options; going private, a sale of the company, and a revamping of the Company’s corporate governance.  Based on its meetings with several major media players, Discovery believes that industry consolidation has made Spanish Broadcasting a prized and highly strategic target for takeover.

“The Board’s lack of responsiveness is astonishing,” said Donoghue. “One has to wonder whether the directors’ generous compensation packages and the financial rewards they obtain for their firms and their families are clouding their judgment.”  According to the Company’s recently disclosed Proxy Statement, outside director Mr. Jason Shrinsky was awarded directors’

fees and stock options of $91,935 in 2007.  The footnotes reveal several other financial entanglements with Mr. Shrinsky including a $300,000 business consulting contract Mr. Shrinsky has with Spanish Broadcasting, $3.1 million paid by the Company in 2007 to the law firm Kaye Scholer LLP, to which Mr. Shrinksy is Special Counsel, and the Company’s employment of his son, Mr. Jeffrey Shrinsky, at a cost of $449,370 last year. Other directors standing for reelection are Messrs. Antonio Fernandez, Jose Villamil, and Mitchell Yelen, as well as several company executives.

According to Discovery, due to a super-majority voting structure that provides Mr. Alarcon with control of the election of directors, stockholders cannot prevent the reelection of the Company’s nominees.  Still, Discovery maintains that the effort will be worthwhile and victorious if a large percentage of Spanish Broadcasting’s Class A shareholders withhold their votes for the Company’s nominees.  That outcome will send a clear message of investor dissatisfaction with the directors and management that the Board cannot possibly ignore.  Discovery has made contact with Institutional Shareholder Services (ISS) and Glass-Lewis, two of the prominent shareholder advisory firms, to state its case.

Where to Find Additional Information

Discovery’s “Just Vote No” slides, its Letter to Stockholders urging them to withhold their votes for directors at the 2008 Annual Stockholders’ Meeting, “Background To The Investor Crisis At Spanish Broadcasting System”, and Discovery’s previous letters to the Board of Directors of Spanish Broadcasting are available at no charge at the SEC’s website www.sec.gov and at Discovery’s website www.thediscoverygroup.com/sbsa.htm.

Discovery is not asking for stockholders’ proxy cards.  Stockholders should not send Discovery their proxy card.  Stockholder should return their proxy card to the voting agent in the envelope that was provided by SBSA or the stockholder’s broker.  If a stockholder ignores the proxy card, there is a chance that the stockholder’s broker will vote those shares in favor of the company nominees.

About The Discovery Group

Discovery Group is a merchant banking firm that manages private partnerships in highly specialized investment strategies and conducts corporate merger and advisory services. The business was founded in 2002 and is based in Chicago. Affiliates of Discovery Group manage approximately $200 million in assets. Investors in these funds include several large university endowments, nationally-recognized charitable foundations and a variety of trusts, family offices and wealth advisors. Discovery’s corporate finance expertise extends to public and private companies in a broad range of industries.

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